[*] indicates that a confidential portion of this Agreement has been omitted and filed separately with the Securities and Exchange Commission.









                        SUPPLY AND DEVELOPMENT AGREEMENT



                                 BY AND BETWEEN



                                  XOMA(US) LLC



                                       AND



                          BAXTER HEALTHCARE CORPORATION





                                   DATED AS OF

                                JANUARY 25, 2000

                        SUPPLY AND DEVELOPMENT AGREEMENT

     SUPPLY AND DEVELOPMENT AGREEMENT, dated as of January 25, 2000 (this "Agreement"), by and between XOMA(US) LLC, a Delaware limited liability company (including its Affiliates, "XOMA US"), having a place of business at 2910 Seventh Street, Berkeley, CA 94710, and Baxter Healthcare Corporation, a Delaware corporation (including its Affiliates, "Baxter"), having a place of business at 550 North Brand Boulevard, Glendale, California 91203, United States.

                                    RECITALS

     WHEREAS, Baxter desires to purchase from XOMA US, and XOMA US desires to supply to Baxter, Product or Bulk Product (each as defined below) for use in Products; and

     WHEREAS, XOMA US has expertise in developing products from BPI (as defined below), and Baxter desires to have XOMA US provide services to it in connection with the development of Products for use in the Field (as defined below);

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and considerations set forth herein, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE 1.

                                   DEFINITIONS

The following terms shall have the meanings set forth in this Article.

     1.1 "Affiliate" shall mean, with respect to either party hereto, any corporation, partnership, limited liability company or other business entity controlled by, controlling, or under common control with either such party, with "control" meaning direct or indirect beneficial ownership of fifty percent or more (or such lesser percentage as is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting stock of, or a fifty percent or more interest in the income of, such corporation, partnership or other business entity.

     1.2 "BLA" shall mean an application for a license to market and sell a Product prepared in accordance with the requirements of the FDA or the CEU, as applicable.

     1.3 "BPI" shall mean bactericidal/permeability increasing protein [*]

     1.4 "Baxter Competitor" shall mean any Person who sells products or provides services which compete with any product or service which accounts for more than ten percent of gross sales for the latest fiscal year then ended of Baxter's business that is currently conducted by its Hyland Immuno division.

     1.5 "Bulk Product" shall mean Product in bulk form rather than in unlabeled vials.

     1.6 "CEU" shall mean the Commission of the European Union and any successor agency performing similar functions.

     1.7 [*]

     1.8 "Clinical Trials" shall mean the use of any Product in the Field in connection with testing or evaluation of such Product or in connection with a process to obtain Regulatory Approval to market the Product.

     1.9 "Cost of Manufacturing" shall mean the sum of XOMA US' Direct Manufacturing Cost and XOMA US' Fixed Manufacturing Overhead, including, but not limited to, all costs of materials, labor and reasonable allocations of overhead necessary to perform receiving, manufacturing, assaying, release testing, packaging, labeling, shipping (excluding distribution to customers), quality assurance and other tasks required for compliance with governmental regulations which govern the manufacture of a pharmaceutical product. Cost of Manufacturing shall also include the full cost associated with quality control samples and retention samples and shall not include any fully burdened costs associated with production failures which cause the actual success ratio for the plant to fall below the lowest point of the expected success ratio range allowed for such plant as determined by the Project Core Team. In the event that one or more Third Parties manufacture the product (or any part thereof), Cost of Manufacturing shall mean the amount paid under the contract arrangement with such Third Parties.

     1.10 "Development Program" shall mean the activities to be conducted by XOMA US and Baxter with respect to developing one or more Products in the Field, conducting preclinical tests on such Product(s) and thereafter conducting Clinical Trials, product positioning and implementation, including, but not limited to, preparation and filing of one or more INDs and other regulatory filings, manufacture of the Product(s) for preclinical and clinical studies, the filing and prosecution of patents and applications, the planning, implementation, evaluation and administration of Clinical Trials, manufacturing process development and scale-up, market studies and other pre-commercialization efforts.

     1.11 "Direct Manufacturing Cost" shall mean the costs directly attributable to manufacturing Product (i.e. those costs whose total will vary with quantity of production but which are relatively fixed with respect to a unit of production), including, but not limited to, direct labor and benefit expenses and consumable raw materials and other production materials, determined in accordance with generally accepted cost accounting standards.

     1.12 "Effective Date" shall mean the date of termination or expiration of any applicable waiting period under the HSR Act.

     1.13 "Existing Licenses" shall mean the License Agreement, between Incyte Pharmaceuticals, Inc. and XOMA Technology Ltd., effective as of July 9, 1998, and the NYU License, each as amended to the date of this Agreement and any future amendments thereto which are mutually agreed upon by Baxter and XOMA US (which agreement shall not be unreasonably withheld).

     1.14 "FDA" shall mean the United States Food and Drug Administration or any successor agency performing similar functions.

     1.15 "Field" shall mean any and all antibacterial and/or anti-endotoxin uses, in human clinical indications (including, but not limited to, Meningococcemia and future indications but excluding [*] ophthalmic indications), in which the therapeutic action of the Product involves one or more of: (a) the binding and/or neutralization of lipopolysaccharide or endotoxin which is on or released from gram negative bacteria, thereby interrupting the inflammatory cascade potentially leading to septicemia/sepsis,
(b) killing of gram negative or gram positive bacteria and (c) enhancing the ability of antibiotics to kill gram negative or gram positive bacteria, including, but not limited to, reversal of bacterial resistance to antibiotics.

     1.16 "Fixed Manufacturing Overhead" shall mean reasonable allocations of those costs incurred to manufacture Product which are relatively independent of the volume of production, including, but not limited to, depreciation, maintenance and repairs, general and administrative expenses, equipment lease expense and property and fire insurance costs, determined in accordance with generally accepted cost accounting standards.

     1.17 "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     1.18 "IND" shall mean an Investigational New Drug Application as filed with the FDA or equivalent filed with other agencies performing similar functions.

     1.19 "License Agreement" shall mean the License Agreement, dated as of the date of this Agreement, by and between Baxter Healthcare Corporation and XOMA Ireland Limited.

     1.20 "Meningococcemia" shall mean an infection of the blood
(septicemia/sepsis) by Neisseira meningitidis.

     1.21 "NEUPREX" shall mean an intravenous formulation of rBPI21 that has been tested in Clinical Trials in Meningococcemia, hemorrhage due to trauma and other indications and for which XOMA US is currently seeking marketing authorization for sale of the Product in the United States and the European Union for the treatment of Meningococcemia.

     1.22 "NYU License" shall mean the Amended and Restated Research and License Agreement, dated as of September 1, 1993, by and between New York University and XOMA Corporation, as amended to the date of this Agreement.

     1.23 [*]

     1.24 [*]

     1.25 "Person" shall mean an individual, corporation, partnership, trust, business trust, association, limited liability company, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

     1.26 "Product(s)" shall mean any pharmaceutical compositions containing BPI as a pharmaceutically active or other ingredient (either alone or in combination with one or more other pharmaceutically active or other ingredients) for intravenous or other methods of administration, including, without limitation, NEUPREX.

     1.27 "Product Specifications" shall mean the specifications for NEUPREX attached as Schedule 1.27 which shall be (a) updated with regard to any other Products as required in connection with obtaining Regulatory Approvals or continuing compliance with regulatory requirements and (b) agreed upon from time to time by Baxter and XOMA US after consultation with each other.

     1.28 "Project Core Team" shall mean the project core team established in the manner contemplated by Section 3.2.

     1.29 "rBPI21" shall mean the modified fragment of BPI [*]

     1.30 "Regulatory Approval" shall mean, in any given country in which a Product is or is to be manufactured, sold or distributed, the approval of all government authorities necessary for or regulating the manufacture, sale or distribution of the Product.

     1.31 "Relationship Oversight Committee" shall mean the committee established in the manner contemplated by Section 3.1.

     1.32 "Third Party" shall mean any Person other than Baxter or XOMA US.

                                   ARTICLE 2.

                                 PRODUCT SUPPLY

     Supply. 2.1.1. Baxter shall be obligated to purchase exclusively from XOMA US and XOMA US shall be obligated to supply exclusively to Baxter, Product, or at Baxter's request, Bulk Product, for use in the Field. Such use may be commercial use, preclinical studies, academic studies or for Clinical Trials. XOMA US will maintain itself in a condition to supply Product in accordance with
Section 2.7 and the warranties of Section 2.8.

     2.1.2. On reasonable notice and during normal business hours, XOMA US and Baxter shall each allow representatives of the other party and FDA and/or other health regulatory representatives access to the manufacturing, filling, packaging, labeling, warehousing, storage and quality control equipment and facilities utilized with respect to Product or Bulk Product being produced pursuant to this Agreement for use in the Field, and to all applicable records relating to manufacturing, filling, labeling, warehousing, storage, packaging, and quality control of the Bulk Product or Product being produced pursuant to this Agreement for use in the Field. XOMA US and Baxter shall each notify the other party of any such FDA inspection or inspections by any other regulatory health agency related to Bulk Product or Product being produced pursuant to this Agreement or the Parkedale Agreement for use in the Field and shall allow a representative of the other party to be present during same. Baxter may elect to package and label the Product at its own cost and such costs shall not be included in Cost of Manufacturing.

     2.1.3. XOMA US shall not provide Product for use in the Field except under the direction of the Project Core Team.

     2.2 [*]

     2.3 Records. XOMA US shall maintain and keep for a period of at least three years complete and accurate records in sufficient detail to enable actual Cost of Manufacturing to be determined.

     2.4 Cost Adjustment.

     2.4.1. With respect to each six month period ended June 30 or December 31 and the period from the first date that XOMA US is manufacturing Product for the purpose of building inventory for commercial sale by Baxter until the next following June 30 or December 31, as applicable, XOMA US shall prepare a report (the "Cost Report") detailing its actual Cost of Manufacturing for such period. The Cost Report shall be delivered by XOMA US to Baxter within thirty days following the end of such six month period.

     2.4.2. Within five business days of delivery to Baxter of the Cost Report, XOMA US shall prepare a statement detailing (i) the actual amounts paid by Baxter for purchases of Product during such period ("Invoiced Cost") (ii) the amounts payable with respect to purchases of Product during such period based upon the actual Cost of Manufacturing set forth in the Cost Report ("Verified Cost") and (iii) the amounts due to or from Baxter with respect to the difference between the Invoiced Cost and Verified Cost for purchases of Product during such period ("Cost Adjustment") Baxter or XOMA US, as applicable, shall pay, without the accrual of any interest, the Cost Adjustment within thirty days of receipt of such statement. The Verified Cost per unit shall be the Invoiced Cost per unit for the next following six month period; provided, that in the event of any unanticipated, material change in the Cost of Manufacturing, the parties will negotiate in good faith appropriate adjustments thereto.

     2.4.3. Baxter shall have the right, exercisable within ninety days of receipt of the Cost Report, to have the Cost Report audited, by an independent accounting firm of nationally recognized standing, selected by Baxter and reasonably acceptable to XOMA US. Baxter and XOMA US shall cooperate with respect to such audit, including, making all reasonably requested information available. Baxter and XOMA US shall negotiate to resolve any dispute with respect to such Cost Report. Any unresolved disputes shall be resolved by the Project Core Team and if not so resolved shall be referred to the Relationship Oversight Committee. Within ten days of resolution of any issues raised by such audit, XOMA US shall prepare a revised Cost Report based upon such audited Verified Cost.

     2.5 Payment Terms. Payment to XOMA US for any supply of Product or Bulk Product shall be due and payable thirty days after invoice by XOMA US to Baxter of such Product or Bulk Product, as applicable. Invoices shall be rendered only after shipment of Product or Bulk Product, as applicable, to the facility or facilities designated by Baxter.

     2.6 Product Supply. XOMA US shall supply exclusively all of Baxter's requirements of Product and Bulk Product, in accordance with Sections 2.7 and 2.8, to enable Baxter to manufacture the Products. XOMA US' supply obligations shall be limited to the current reasonable capacity of XOMA US's manufacturing facility If XOMA US is unable to supply all of its customers' demand for Product and similar compounds, XOMA US shall allocate its available supply among customers pro rata based upon forecasted demand for such calendar year and each calendar quarter. XOMA US and Baxter each understand that the supply of Product and Bulk Product under this Agreement will likely be the first commercial supply by XOMA US of Product for any field. When the forecasts delivered pursuant to Section 2.7 indicate that demand will exceed capacity, the parties will use commercially reasonable efforts to determine an appropriate means of expanding capacity.

     2.7 Orders; Forecasts. Within sixty days following the Effective Date, Baxter and XOMA US shall agree upon a firm order for the amount of Product and Bulk Product (specifying which) to be delivered during the calendar quarter ending June 30, 2000 and a quarter-by-quarter demand forecast for the year ending June 30, 2001. No later than ninety days prior to the beginning of each subsequent calendar quarter Baxter shall provide XOMA US with Baxter's firm order for the amount of Product and Bulk Product (specifying which) to be delivered during such calendar quarter and its revised quarter-by-quarter forecast for the amount of Product and Bulk Product (specifying which) it will desire for delivery in each of the three calendar quarters immediately thereafter; provided, that (a) if the total of Baxter's firm orders for delivery in any calendar quarter (including any excess quantities carried forward from preceding quarters) is less than [*] of its most recent estimate for such quarter, Baxter shall be required to purchase at least [*] of the estimate, (b) if the total of Baxter's firm order for delivery in any calendar quarter (including any excess quantities carried forward from preceding quarters) exceeds [*] of its most recent estimate for such quarter, XOMA US shall have no obligation to deliver until the following quarter quantities in excess of [*] of the estimate, and (c) in any such revised forecast, the estimate therein for the first, second and third calendar quarters immediately following the calendar quarter for which a firm order is then provided shall not vary by more than [*] from the most recent estimate for such quarter; provided, further, that in no event shall XOMA US be required to deliver in excess of 100% of its manufacturing capacity in any calendar quarter. XOMA US shall ship Product in unlabeled vials or, if requested by Baxter, Bulk Product, to a facility or facilities designated by Baxter within each such quarter after the receipt of such purchase order from Baxter. Title to the Product or Bulk Product, as applicable, shall pass to Baxter upon receipt by Baxter at such facility. XOMA US shall use commercially reasonable efforts to build inventory in anticipation of purchase orders, consistent with Baxter's forecast.

     2.8 Warranties. XOMA US represents and warrants that all Product supplied to Baxter hereunder shall (a) conform with the applicable Product Specifications as of the time the Product is received by Baxter, (b) will not be adulterated or misbranded within the meaning of the U.S. Food, Drug and Cosmetic Act and the regulations thereunder and (c) shall be manufactured in accordance with applicable regulations of the FDA and similar foreign regulators good manufacturing practices. XOMA US shall deliver a certificate of analysis with each lot of Product specifying the results of analysis to show conformance with the applicable Product Specifications. Upon receipt, each lot of Product shall be tested by Baxter (to the extent selected by Baxter in its sole discretion), and thereafter Baxter shall provide XOMA US with written notice of its acceptance or rejection of the lot. Each such lot shall be deemed accepted by Baxter unless XOMA US receives written notice of rejection of the lot (due to the failure of Product to comply with the Product Specifications as of the time the lot was received by Baxter) within thirty days after Baxter's receipt of the Product. At Baxter's option, XOMA US shall replace any nonconforming Product at XOMA US's expense with a like amount of the Product conforming to the Product Specifications. For purposes hereof, replacement may include reprocessing of the Product, so long as such reprocessing is mutually agreed upon by the parties and conforms to applicable law and regulation, including FDA current good manufacturing practices and compliance with applicable marketing authorizations. If XOMA US does not agree with Baxter that the supplied lot fails to conform to the Product Specifications, the matter may be submitted to an independent laboratory acceptable to both parties in order to resolve the discrepancy in the analysis of the Product rejected. The cost of assay by the independent laboratory shall be borne by the party whose analysis was in error.

     2.9 Recalls. If any Product, component or ingredient thereof must be recalled by reason of failure to meet any requirement of the FDA or similar foreign regulator or any other requirement of law in any country or XOMA US voluntarily recalls Product from the market. XOMA US shall have the sole responsibility to effect the recall. However, Baxter shall provide all commercially reasonable assistance to XOMA US in connection with such recall. Baxter shall be entitled to set off, against any payments due to XOMA US under this Agreement, all costs reasonably expended by Baxter to effect, related to or otherwise by virtue of the recall (including, but not limited to, the cost of replacement product and recall notices) unless the recall is due to failure of Baxter to package and label the Product. Baxter may suspend its obligations to purchase Product under any outstanding purchase orders until the facts and circumstances giving rise to the recall are resolved or cured to Baxter's reasonable satisfaction. Baxter and XOMA US shall each use their good faith efforts to resolve or cure the facts and circumstances giving rise to the recall and promptly reinitiate production of Product in compliance with this Agreement.

                                   ARTICLE 3.

                                   development

     3.1 Relationship Oversight Committee.

     3.1.1. Within thirty days of the Effective Date, XOMA US and Baxter will establish a Relationship Oversight Committee to oversee and manage the manufacturing and development activity contemplated by this Agreement. The Relationship Oversight Committee will be composed of two representatives appointed and replaced by XOMA US and two representatives appointed and replaced by Baxter. Such representatives will be senior officers and/or managers of the Company or the relevant business unit of Baxter. The chairperson of the Relationship Oversight Committee shall be a Baxter representative. Any member of the Relationship Oversight Committee may designate a substitute to attend and perform the functions of that member at any meeting of the Relationship Oversight Committee. The Relationship Oversight Committee will meet at least once each calendar quarter, or at any frequency agreed by the Relationship Oversight Committee, and will operate by consensus.

     3.1.2. The Relationship Oversight Committee shall perform the following functions:

     a. determine the overall strategy for and monitor the manufacturing and development activity in the manner contemplated by this Agreement;

     b. formulate and review development plans proposed by the Project Core Team and annual budgets formulated by the Project Core Team;

     c. settle disputes or disagreements that are unresolved by the Project Core Team unless otherwise indicated in this Agreement; and

     d. perform such other functions as appropriate to further the purposes of this Agreement as determined by the parties.

     3.2 Project Core Team.

     3.2.1. Within thirty days of the Effective Date, XOMA US and Baxter will establish the Project Core Team to oversee all development of Products in the Field, including, but not limited to, pre-clinical research, Clinical Trials, manufacturing, regulatory filings, post-approval development studies and the appropriate role for Baxter and XOMA US to play in development activities. The Project Core Team will also monitor and review the commercialization of Products, including annual forecasts of production requirements and Phase IV clinical support. The Project Core Team will be composed of three representatives appointed by each of XOMA US and Baxter. Such representatives will include individuals with expertise and responsibilities in the areas of pre-clinical development, clinical development, process development, manufacturing, regulatory affairs or product development. Either XOMA US or Baxter may replace any or all of its representatives at any time upon written notice to the other party. Any member of the Project Core Team may designate a substitute to attend and perform the functions of that member at any meeting of the Project Core Team. The Project Core Team will meet at least once each calendar quarter, or more frequently, as agreed by the Project Core Team. The Project Core Team will operate by consensus; provided that if the Project Core Team is unable to resolve a dispute regarding any issue presented to it, such dispute shall be resolved by the Relationship Oversight Committee.

     3.2.2. The Project Core Team shall, as soon as practicable, formulate its first development plan and submit it for approval to the Relationship Oversight Committee no later than sixty days after the Effective Date. The Project Core Team will finalize each subsequent modification of the development plan at least four months prior to the end of the then-current calendar year.

     3.2.3. The Project Core Team shall develop, subject to existing clinical and pre-clinical data, a plan for commencement of Clinical Trials testing one or more Products in at least two clinical indications in the Field within two years of the Effective Date. Such Clinical Trials need not be commenced simultaneously.

     3.3 Adverse Drug Events. The parties recognize that the holder of a Regulatory Approval may be required to submit information and file reports to various governmental agencies on compounds under clinical investigation, compounds proposed for marketing, or marketed drugs. Information must be submitted at the time of initial filing for investigational use in humans and at the time of a request for market approval of a new drug. In addition, supplemental information must be provided on compounds at periodic intervals and adverse drug experiences must be reported at more frequent intervals depending on the severity of the experience. Details of compliance with these considerations shall be under the purview of the Project Core Team which shall develop a standard operating procedure for handling and reporting of adverse drug events.

     3.4 Ownership of Regulatory Documents. All future INDs relating to Products in the Field shall be filed in the name of Baxter and be the sole property of Baxter, except in Japan where the regulatory process will be handled through an in-country "caretaker" on behalf of XOMA US. After completion of this process in Japan, any resulting regulatory approvals will be transferred to Baxter, as appropriate.

     3.5 XOMA US Technical Assistance. XOMA US shall make available to Baxter, on a reasonable consultation basis, such advice of its technical personnel as may reasonably be requested by Baxter in connection with XOMA US' supply, Baxter's purchase and the sale and marketing by Baxter of Products. Baxter agrees to reimburse XOMA US for the reasonable and customary charges for the time and expenses of such personnel when consulting for Baxter at Baxter's facilities or at any place other than XOMA US' facilities. Baxter shall reimburse XOMA US for reasonable travel expenses (coach class airfare in the United States and business class airfare outside the United States, ground transportation, lodging and meals) incurred by personnel of XOMA US at the request of Baxter while rendering services hereunder. XOMA US shall, to the extent reasonably requested by Baxter, transfer to Baxter the know how required for quality control purposes, including, but not limited to, the transfer of assays.

                                   ARTICLE 4.

                                    PAyments

     4.1 Invoice Price. Baxter shall pay XOMA US for Product supplied under
Article 2 an invoice price of [*]

     4.2 Development Costs. Baxter shall fund all costs of the Development Program.

     4.3 Signing Fee. Within five business days of date of execution and delivery of this Agreement by the parties, Baxter shall pay $0.5 million to XOMA US.

     4.4 Meningococcemia Approvals.

     4.4.1. Baxter shall pay $[*] million to XOMA US within five business days after written notice to Baxter of the acceptance by the FDA of a BLA for NEUPREX for the Meningococcemia indication.

     4.4.2. Baxter shall pay $[*] million to XOMA US within five business days after written notice to Baxter of the receipt of Regulatory Approval by the FDA for NEUPREX for the Meningococcemia indication.

     4.4.3. Baxter shall pay $[*] million to XOMA US within five business days after the written notice to Baxter of the receipt of Regulatory Approval by the CEU for NEUPREX for the Meningococcemia indication.

     4.5 Payments During HSR Waiting Period. If any fee or other payment shall be required to be made under this Agreement prior to the Effective Date, such fee or payment shall be deposited by Baxter in a client trust account of Cahill Gordon & Reindel and released to XOMA US, together with interest accrued thereon, within one business day following receipt by Cahill Gordon & Reindel of termination or expiration of the applicable waiting period under the HSR Act.

     4.6 Audits.

     4.6.1. XOMA US shall maintain, for at least three years from the date of creation, accurate records and accounts of costs and sales of Product in order to allow Baxter to determine the accuracy of the calculation of the Cost of Manufacturing. Upon the written request of Baxter and not more than once in any calendar year, XOMA US shall permit an independent certified public accounting firm of nationally recognized standing, selected by Baxter and reasonably acceptable to XOMA US, to have access during normal business hours to such of the records of XOMA US as may be reasonably necessary to verify the accuracy of such calculations hereunder for any year ending not more than twenty-four months prior to the date of such request. The accounting firm shall disclose to the requesting party only whether the records are correct or not and the specific details concerning any discrepancies. The findings of such inspection shall be Information for the purposes of Article 6.

     4.6.2. If such accounting firm concludes that additional payments were owed during such period, the obligated party shall pay the additional amounts within thirty days of the date the requesting party delivers to the obligated party such accounting firm's written report so concluding plus interest at the commercial prime lending rate of the Bank of America from the date such payment was originally due until the date paid. Any such audit of records shall be at Baxter's expense; provided that in the event such audit discloses a negative variance of more than five percent between the amounts paid and the amounts due to XOMA US, XOMA US shall pay the expense of such audit.

     4.7 Other Indication Approvals. For each indication other than Meningococcemia, Baxter shall pay the following amounts to XOMA US within five business days of the following applicable events with respect to any Product based on the number of patients in [*] who have such indication [*]:

     4.7.1. Less than [*] patients for such indication:

     a. $[*] million upon the receipt of written notice of [*]

     b. $[*] million upon receipt of written notice of [*]

     c. $[*] million upon receipt of written notice of [*]

     d. $[*] million upon receipt of written notice of [*]

     4.7.2. At least [*] patients for such indication:

     a. $[*] million upon the receipt of written notice of [*]

     b. $[*] million upon receipt of written notice of [*]

     c. $[*] million upon receipt of written notice of [*]

     d. $[*] million upon receipt of written notice of [*]

     4.7.3. At least [*] patients for such indication:

     a. $[*] million upon receipt of written notice of [*]

     b. $[*] million upon receipt of written notice of [*]

     c. $[*] million upon receipt of written notice of [*]

     d. $[*] million upon receipt of written notice of [*]

                                   ARTICLE 5.

                                   publication

     During the term of this Agreement, XOMA US and Baxter each acknowledge the other party's interest in publishing certain of its results to obtain recognition within the scientific community and to advance the state of scientific knowledge. Each party also recognizes the mutual interest in obtaining valid patent protection and protecting business interests. Consequently, either party, its employees or consultants wishing to make a publication (including any oral disclosure made without obligation of confidentiality) relating to work performed by such party as part of the Development Program (the "Publishing Party") shall transmit to the other party (the "Reviewing Party") a copy of the proposed written publication at least sixty days prior to submission for publication, or an outline of such oral disclosure at least thirty days prior to presentation. The Reviewing Party shall have the right (a) to propose modifications to the publication for patent or other commercial reasons and (b) to request a reasonable delay in publication in order to protect patentable information. Upon the expiration of sixty days, in the case of proposed written disclosures, or thirty days, in the case of proposed oral disclosures, from transmission to the Reviewing Party, the Publishing Party shall be free to proceed with the written publication or the presentation, respectively, unless the Reviewing Party has requested the delay described above. If the Reviewing Party requests such a delay, the Publishing Party shall delay submission or presentation of the publication for a period of up to ninety days.

                                   ARTICLE 6.

                                 confidentiality

     6.1 Nondisclosure Obligations. Except as otherwise provided in this Article 6, during the term of this Agreement and for a period of five years thereafter (but no less than ten years after the Effective Date), the parties shall maintain in confidence, and use only for purposes of this Agreement, (a) information and data resulting from or related to the development of Products;
(b) information and data not described in clause (a) above resulting from or related to the development program contemplated by the Supply Agreement; and (c) all information and data not described in clause (a) or (b) above but supplied by the other party under this Agreement marked "Confidential." For purposes of this Article 6 information and data described in clause (a), (b) or (c) above shall be referred to as "Information."

     6.2 Permitted Disclosures. To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement, (a) a party may disclose Information it is otherwise obligated under this Article 6 not to disclose to its Affiliates, sublicensees, consultants, outside contractors and clinical investigators, on a need-to-know basis, provided that each such Person agrees to keep the Information confidential and not use the Information for the same time periods and to the same extent as such party is required; and (b) a party may disclose such Information to government or other regulatory authorities to the extent that such disclosure is required by applicable law, regulation or court order, or is reasonably necessary to obtain patents or authorizations to conduct Clinical Trials with, and to commercially market, Products, provided that the disclosing party shall provide written notice to the other party and sufficient opportunity to object to such disclosure or to request confidential treatment thereof.

     6.3 Exceptions. The obligation not to disclose or use Information shall not apply to any part of such Information that (a) is or becomes patented, published or otherwise part of the public domain other than by acts of the party obligated not to disclose such Information or its Affiliates or sublicensees in contravention of this Agreement; (b) is disclosed to the receiving party or its Affiliates or sublicensees by a Third Party, provided such Information was not obtained by such Third Party directly or indirectly from the other party under this Agreement on a confidential basis; (c) prior to disclosure under this Agreement, was already in the possession of the receiving party or its Affiliates or sublicensees, provided such Information was not obtained directly or indirectly from the other party under this Agreement; or (d) is disclosed in a press release agreed to by both parties, which agreement shall not be unreasonably withheld.

     6.4 Terms of this Agreement. Baxter and XOMA US shall not disclose the existence of or any terms or conditions of this Agreement to any Third Party without the prior consent of the other party, except and only to the extent required by applicable law, regulation, court order or the Existing Licenses; provided that the disclosing party shall provide written notice to the other party and sufficient opportunity to object to such disclosure or to request confidential treatment thereof. XOMA US shall, prior to filing, and in connection with any comments received thereto, consult with and consider the views of Baxter with respect to any confidential treatment request made in connection with the transactions contemplated by this Agreement.

     6.5 Public Announcement. Neither party (nor any Affiliate of either party) will originate any written publicity, news release or other public announcement, relating to this Agreement or any other agreement between the parties without the prior written approval of the other party, which approval will not be unreasonably withheld or delayed, except as otherwise required by applicable law, regulation, court order, the Existing Licenses or stock exchange listing requirement.

                                   ARTICLE 7.

                          INDEMNIFICATION AND INSURANCE

     7.1 Indemnification by Baxter. Baxter agrees to defend, indemnify and hold harmless XOMA US, its agents and employees, against claims for loss, liability, damage and costs (including, but not limited to, reasonable fees of counsel, claims for personal injury or the costs of recalls) attributable to the actions or omissions, if any, of Baxter or its subcontractors in the manufacturing (to the extent Baxter or its subcontractors manufacture), packaging, labeling, marketing, use or sale of any Product (subject to XOMA US' obligations under Section 7.2). XOMA US shall not be deemed to be a subcontractor of Baxter for purposes of this Article 7.

     7.2 Indemnification by XOMA US. XOMA US agrees to defend, indemnify and hold harmless Baxter, its agents and employees, against claims for loss, liability, damage and costs (including, but not limited to, reasonable fees of counsel, claims for personal injury or costs of recalls) (a) attributable to the actions or omissions, if any, of XOMA US or its subcontractors in designing, manufacturing (to the extent XOMA US or its subcontractors manufacture), packaging, labeling, marketing, use or sale of any Product (subject to Baxter's obligations under Section 7.1) or (b) resulting from the failure of such Product to conform to the warranties set forth herein. Baxter shall not be deemed to be a subcontractor of XOMA US for purposes of this Article 7.

     7.3 Procedure. A party (the "Indemnitee") that intends to claim indemnification under this Article 7 shall promptly notify the other party (the "Indemnitor") of any liability or action in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have the right to participate in, and, to the extent the Indemnitor so desires, jointly with any other Indemnitor similarly noticed, to assume the defense thereof with counsel selected by the Indemnitor; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitor, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceedings and shall have the right to retain its own counsel at its own expense for any reason (subject to the Indemnitor's right to control such defense). The indemnity obligations under this Article 7 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld unreasonably. The failure to deliver notice to the Indemnitor within a reasonable time after the commencement of any such action shall relieve such Indemnitor of liability to the Indemnitee under this Article 7 to the extent such failure is prejudicial to its ability to defend such action, but the omission so to deliver notice to the Indemnitor will not relieve it of any liability that it may have to any Indemnitee otherwise than under this
Article 7. The Indemnitee, its employees and agents, shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this indemnification.

     7.4 Insurance. Baxter and XOMA US each shall obtain liability insurance (but each party may self-insure to the extent reasonable given the financial position of such party and its parent), with respect to its activities contemplated by this Agreement in such amounts as are customary for biopharmaceutical companies engaged in similar activities. XOMA US intends to increase its insurance coverage in connection with the commencement of commercial sales of Product. Baxter and XOMA US each shall maintain such insurance (or self insurance in the case of Baxter) for so long as each continues to conduct such activities, and thereafter for so long as each customarily maintains insurance for itself covering similar activities. XOMA US has obtained product liability insurance with respect to the development, manufacture and sale of such Product in such amounts as are customary for biopharmaceutical companies engaged in the development, manufacture and sale of similar products. XOMA US shall maintain such product liability insurance for so long as it continues to develop, manufacture and sell such Product, and thereafter for so long as companies in the biopharmaceutical business customarily maintain insurance covering the development, manufacture and sale of similar products. Upon request, XOMA US shall furnish to Baxter a certificate of insurance evidencing such insurance. Upon request, XOMA US shall cause Baxter to be named an additional insured under such policy within thirty days of such request, but Baxter shall not have the right to control XOMA US' insurance but shall be entitled to coverage under such policies to the extent of an loss arising out of this Agreement. If XOMA US shall obtain coverage in excess of the self insured loss limits retained by Baxter, Baxter shall name XOMA US as an additional insured under Baxter's insurance policies insuring losses over Baxter's self-insurance program up to the loss limits then held by XOMA US, but XOMA US shall not have the right to control Baxter's insurance but shall be entitled to coverage under such policies to the extent of any insured loss arising out of this Agreement.

                                   ARTICLE 8.

                                TERM OF AGREEMENT

     8.1 Termination of Supply Obligations. The parties obligations under
Section 2.1 of this Agreement shall continue in full force and effect for the time commencing with the Effective Date and continuing until the third anniversary of the Effective Date. Thereafter, the parties obligations under
Section 2.1 of this Agreement may be extended, at Baxter's option, after consideration by Baxter of XOMA US' manufacturing capacity, including the "XOMA V" facility, upon twelve months prior notice, for successive one year periods.

     8.2 Other Termination Events. Except as provided in Section 8.1, either party, at its option, may terminate this Agreement in whole but not in part, upon the occurrence of any of the following:

     8.2.1. The other party or its parent shall (a) seek the liquidation, reorganization, dissolution or winding up of itself or the composition or readjustment of all or substantially all of its debts, (b) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or any substantial portion of its assets, (c) make a general assignment for the benefit of its creditors, (d) commence a voluntary case under applicable bankruptcy of insolvency law, (e) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up or composition or readjustment of debts or (f) adopt any resolution of its board of directors or shareholders for the purpose of effecting any of the foregoing.

     8.2.2. A proceeding or case shall be commenced without the application or consent of the other party and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the following shall be entered and continue unstayed in effect, for a period of ninety days from and after the date service of process is effected upon the other party, seeking (a) its liquidation, reorganization, dissolution or winding up, or the composition or readjustment of all or substantially all of its debts, (b) the appointment of a trustee, receiver, custodian, liquidator or the like of itself or of all or substantially all of its assets or (c) similar relief under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or readjustment of debts.

     8.2.3. Upon or after the breach of any material provision of this Agreement, if the breaching party has not cured such breach within ninety days after written notice thereof from the other party.

     8.3 Termination of this Agreement. Except as provided in Section 8.1, either party shall have the right to terminate this Agreement if the License Agreement shall have been rightfully terminated; provided, that such termination shall be effective with respect to the non-terminating party's rights under this Agreement only to the extent commercially consistent with any retained rights or settlement under the License Agreement. This Agreement shall also terminate if a portion of the License Agreement is terminated pursuant to Section 12.5 of the License Agreement.

     8.4 Effect of Expiration and Termination. Expiration or termination of this Agreement shall terminate all rights granted hereunder but shall not relieve the parties of any obligation accruing prior to such expiration or termination. The provisions of Articles 5, 6 and 7 and Sections 10.2, 10.6.1, 10.7-10.11 shall survive the expiration or termination of this Agreement.

                                   ARTICLE 9.


                                      [*]

                                   ARTICLE 10.

                                  MISCELLANEOUS

     10.1 Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the parties hereto to the other shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, U.S. first class mail or courier), internationally recognized courier service, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

           If to Baxter:             Baxter Healthcare Corporation
                                        One Baxter Parkway
                                        Deerfield, IL  60015
                                        Attention: General Counsel

           with a copy to:           Baxter Healthcare Corporation
                                     Hyland Immuno Recombinant SBU
                                     550 North Brand Blvd.
                                     Glendale, CA 91203
                                     Attention:  President

           with a copy (which shall not constitute notice) to:

                                     Brobeck, Phleger & Harrison LLP
                                     550 So. Hope Street
                                     Los Angeles, CA 90071
                                     Attention: Richard S. Chernicoff

           If to XOMA US:            XOMA US (US) LLC
                                     2910 Seventh Street
                                     Berkeley, California 94710
                                     Attention: General Counsel
           with a copy (which shall not constitute notice) to:

                                     Cahill Gordon & Reindel
                                     80 Pine Street
                                     New York, NY  10005
                                     Attention: Geoffrey E. Liebmann


     10.2 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law principles thereof.

     10.3 Payment Method. Each payment under this Agreement shall be paid in United States dollars and made by bank wire transfer in immediately available funds to such account as the intended recipient shall designate before such payment is due.

     10.4 Assignment. This Agreement may not be assigned or otherwise transferred, nor, except as expressly provided hereunder, may any right or obligations hereunder be assigned or transferred by either party without the prior written consent of the other party; provided, however, either party may, without the consent of the other party, assign this Agreement and its rights and obligations hereunder to an Affiliate; provided further that such Affiliate must be capable of performing the assignor's obligations under this Agreement. This Agreement may also be assigned or transferred to any successor by merger, sale, transfer, or consolidation or the transferee of all or substantially all of the assets of the business unit to which this Agreement relates; provided, that in the case of XOMA US such assignee or transferee may not be a Baxter Competitor. Any permitted assignee shall assume all obligations of its assignor under this Agreement.

     10.5 Force Majeure. Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement (except for the failure to pay money) when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including, but not limited to, fire, floods, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party.

     10.6 Dispute Resolution.

     10.6.1. Except as otherwise specifically provided herein, any disputes or disagreements arising under the Agreement will be referred to the Relationship Oversight

Committee for good faith resolution, for a period not to exceed thirty days. If the Relationship Oversight Committee is unable to resolve a dispute regarding an issue presented to it or arising in it by the end of such thirty-day period, such dispute will be referred to the Chief Executive Officer of XOMA US and the President of the relevant business unit for Baxter (or their designees) for good faith resolution, for a period not to exceed ninety days. During such ninety days, both parties may in good faith explore resolution of the dispute using alternative dispute resolution techniques before pursuing other remedies. If such dispute is not resolved by the end of such ninety-day period, the parties shall be free to pursue any legal or equitable remedy available to them.

     10.6.2. The parties agree that any action under this Agreement may only be brought in the Superior Court of the State of California or a United States District Court in the State of California.

     10.7 Headings. The captions to the several Articles and Sections hereof are not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several Articles and Sections hereof.

     10.8 Independent Contractors. XOMA US and Baxter each acknowledge that they shall be independent contractors and that the relationship between the two parties shall not constitute a partnership, joint venture or agency. Neither XOMA US nor Baxter shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other party, without the prior consent of the other party to do so.

     10.9Severability. Should one or more provisions of this Agreement be or become invalid, the parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the parties would have entered into this Agreement with such provisions. In case such provisions cannot be agreed upon, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the parties would not have entered into this Agreement without the invalid provisions.

     10.10 Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

     10.11 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. All express or implied agreements and understandings, either oral or written, heretofore made are expressly superseded by this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both parties hereto. No prior drafts of this Agreement may be used in the construction or interpretation of this Agreement.


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                               XOMA (US) LLC


                               By:   /s/ Christopher J. Margolin
                                     -------------------------------------------
                                     Christopher J. Margolin
                                     Vice President, General Counsel & Secretary

                               BAXTER HEALTHCARE CORPORATION


                               By:   /s/ Charlotte A. Schwab
                                     -------------------------------------------
                                     Charlotte A. Schwab
                                     Vice President
                                     Global Business Development
                                     Hyland Immuno Division

                                 Schedule 1.27


                                      [*]